Mail Stop 3561

January 4, 2010

Mr. Simon Au
President and Chief Financial Officer
Here Enterprises, Inc.
10520 Yonge St., Unit 35B-267
Richmong Hill, ON
L4C 3C7

       Re: **Here Enterprises, Inc.**
              Form 10-K for the year ended May 31, 2009
              Filed August 31, 2009
              File No. 0-52951

Dear Mr. Au:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief